Mail Stop 4561

July 8, 2009

Yuan Kun Deng, President
Multiplayer Online Dragon, Inc.
C/O Business Filings Inc.
6100 Neil Rd., Ste. 500
Reno, NV 89511

> **Re:** **Multiplayer Online Dragon, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2009**
> **File No. 333-159896**

Dear Mr. Deng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although you are conducting a min-max offering, your disclosure in various instances presents information assuming that all shares offered will be sold. For example, in "The Offering" on page 6, you assume all shares are sold. Please revise throughout your filing to present disclosure that addresses the minimum, midpoint, and maximum offering amounts, as applicable. Ensure that information relating to the completion of only the minimum offering is given prominence at least equivalent to information that is based on the assumption that all offered shares will be sold. As an additional non-exclusive example of the revisions sought by this comment, we note that the beneficial ownership information set forth on page 31 does not provide disclosure regarding the effect of the completion of the sale of the minimum and midpoint offering amounts.

Cover Page

2.   The table demonstrating the offering price, expenses, and proceeds to you appears to be inconsistent with your disclosure elsewhere in the prospectus. For example, the table disclosing proceeds from the offering on page 12 indicates that expenses for the offering will be $40,000, regardless of the number of shares sold. The table on the cover page, however, indicates that offering expenses will be $.04 per share ($40,000) if 1 million shares (the minimum) are sold, and $.03 per share ($60,000) if 2 million shares (the maximum) are sold. In addition, the amount of net proceeds listed in the chart on the cover page is inconsistent with your disclosure on page 6 that the net proceeds to you based on the sale of 2 million shares would be $100,000. Please advise or revise.

Summary of Our Offering, page 6

Our Business, page 6

3.   Please revise to clearly state that your accountants have issued a going-concern opinion.

4.   We note your statement that you "have just started [y]our operations . . . [and] are engaged in the business of designing, hosting, and marketing collaborative internet search communications systems." Please revise to clearly state that you have no current or historical operations, and that your current business plan is to design, host, and market collaborative internet search communications systems.

Risk Factors, page 7

5.   We note that Mr. Deng, your principal executive officer, principal financial officer, principal accounting officer, and one of the two members of your board of directors, is your sole existing shareholder. Please add a risk factor addressing potential conflicts of interest arising from this fact.

"We operate in a highly competitive industry…," page 8

6.   We note your reference to the "limited scope of [y]our product." We note as well a similar reference in risk factor 7 indicating that you have "no patent or copyright covering [y]our product." Please revise throughout to clearly state that you currently have no operations or product.

"We face competition from other Internet companies…," page 9

7.   We note that you have identified Microsoft and Yahoo! as competitors. Considering that you have not begun operations, have no revenues, no product, and no clients, it appears unlikely that you will initially compete with these companies. Please discuss in greater

detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, far outpace your own. Alternatively, delete the reference to these companies.

"Our business is largely subject to the uncertain legal environment in China...," page 10

8.   Please revise this risk factor to clarify what legal protections may be limited based on the uncertain legal environment in China. For example, you state that the uncertainties could limit the legal protections of foreign shareholders "such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses." However, it is unclear how limitations on the right of foreign invested enterprises to hold business licenses relate to legal protections afforded to shareholders. Please describe with greater specificity the legal rights of shareholders with which this risk factor is concerned, and how those rights, if pursued through legal actions in the United States, might be limited.

9.   We note your statement in the last sentence of the risk factor indicating that you have been "advised that the PRC does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts." Please tell us whether the views expressed regarding the laws of the People's Republic of China are those of a third party, or are your own, and consider whether you are required to file a consent under Securities Act Rule 436 in connection with this disclosure. Please see Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, Securities Act Sections, at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance, and revise accordingly.

Plan of Distribution; Terms of the Offering, page 16

10.   Please clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system prior to the end of the offering period, which you indicate is within 270 days after the effectiveness of your registration statement.

Management's Discussion and Analysis or Plan of Operation, page 19

Liquidity and Capital Resources, page 20

11.   Expand this section to indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months. Explain more specifically how you plan to address any material capital deficiency that you describe.

Business, page 22

General, page 22

12.   Please expand your discussion to more specifically describe your target market/users. We note from your disclosure that you intend to develop the search engine using resources in China and to conduct your operations in China. We note further that you plan to market your search engine through traditional sources, such as magazines, newspapers and flyers/mailers in the United States. Explain why you believe Internet users would choose your search engine over established search engines.

Government Regulation, page 24

13.   Please reconcile the disclosure in this section with the section also titled Government Regulation on page 27. Given your risk factor disclosure on page 14 regarding the uncertain legal environment in China, please include a discussion of both U.S. and Chinese government regulations. Ensure that where you reference laws, regulations, legislation and similar terms it is clear which country's laws are being discussed.

Convenient Search Experience, page 25

14.   Please provide support for the statistics included in this section regarding the "click through rate" and "conversion rate."

Offices, page 27

15.   On page, F-6, in note 1 to your financial statements, you state that you have an office in Vancouver, Canada; please explain why you have not discussed the Vancouver office in this section.

Undertakings, page 45

16.   Please address the following with respect to your undertakings:

• Undertaking A(1)(c) appears to vary from Item 512(a)(1)(iii) of Regulation S-K. Please revise.
• Undertaking A(4) appears to be identical to undertaking C. Please explain or revise, as appropriate.
• Undertakings A(5) and A(6) appear to be identical to undertakings D(1) and D(2). In addition, it unclear why you have included these Rule 430A undertakings, given that you have also included a Rule 430C undertaking. Refer to undertaking A(7). In your response letter, please explain why you believe Rule 430A is applicable or delete undertakings A(5), A(6), D(1), and D(2).

* * * * *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or in his absence, the undersigned. If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (509) 747-1770
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.